Agricore United™

04 JAN 22 AM 7:21

04012355

SUPPL

January 21, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   January 21, 2004 (Agricore United to hold top industry forum in Edmonton)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/23

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725

Agricore United

04 JAN 22 AM 7:21

AGRICORE UNITED TO HOLD TOP INDUSTRY FORUM IN EDMONTON

January 21, 2004 (Winnipeg) – Agricore United farmer-delegates will discuss company business, elect directors, debate farm policy and hear from several high profile speakers when they meet in Edmonton, February 11-12, 2004.

The Agricore United Annual Members' Meeting is one of the leading agri-business forums of the year and is held in conjunction with the company's Annual Shareholders' Meeting. The 146 delegates represent more than 49,000 farmer-members across Western Canada where the company operates a network of grain elevators, crop production centres, feed mills and special crops facilities.

"The annual meeting is an opportunity to showcase our unique business relationship with Agricore United members," said Agricore United Chair Jim Wilson. "We believe the membership system gives us a competitive edge."

Speeches by Alberta Agriculture Minister Shirley McClellan and Canadian Wheat Board CEO Adrian Measner will be among the highlights of the two-day event. Delegates will also consider resolutions on a wide range of topics including grain car allocation, U.S. tariffs on Canadian wheat, open running rights on rail lines, the Canadian Wheat Board marketing system and genetically modified crops.

Under Agricore United's governing legislation, 12 of the company's 15 directors are elected from the membership, while three are elected by shareholders. Member-directors are elected to serve a three year term on a staggered basis. As a result delegates will elect four member-directors at the meeting. One director will be elected to represent the Peace River area of Alberta/British Columbia. The remaining three positions will be filled with no residency requirements (at-large).

Other meeting highlights will include presentations by Chair Jim Wilson and CEO Brian Hayward at the Annual Shareholders' Meeting as well as a panel on biotechnology and a session on corporate governance at the Annual Members' Meeting.

All sessions of the members' meeting and shareholders' meeting are open to the media. Information concerning the Annual Shareholders' Meeting is provided in the Company's Notice of 2003 Annual and Special Meeting and Management Proxy Circular. Biographies of director candidates and resolutions can be found on the company Web site at www.agricoreunited.com under "Alerts" by clicking on 2003 Annual Members' Meeting.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU."

For further information please contact:

Tom Steve
Member Services Coordinator
306-343-5060
tsteve@agricoreunited.com

ANNUAL MEMBERS' MEETING
Fantasyland Hotel, Edmonton, AB
February 11-12, 2004
AGENDA AT-A-GLANCE

WEDNESDAY, February 11, 2004

9:30 a.m.	Chairman's Welcome – Jim Wilson Annual Shareholders' Meeting Presentation by CEO Brian Hayward
11:15 a.m.	Annual Members' Meeting
11:30 a.m.	Luncheon -Liam McCreery, Canadian Agri-Food Trade Alliance
1:00 p.m.	Member-director nominations and speeches
2:00 p.m.	Shirley McClellan, Deputy Premier and Minister of Agriculture, Alberta
3:00 p.m.	Resolutions
6:00 p.m.	Banquet

THURSDAY, February 12, 2004

8:00 a.m.	Biotechnology Panel -Lorne Hepworth, President, CropLife Canada -Ipsos-Reid Representative
9:30 a.m.	Corporate Governance -Patrick O'Callaghan
10:30 a.m.	Member-director elections Resolutions
12:00 p.m.	Lunch
1:00 p.m	Adrian Measner, CEO, Canadian Wheat Board
2:00 p.m.	Resolutions Adjournment